Filer: Sprott Physical Silver Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: September 10, 2015

Dear Silver Bullion Trust Unitholder:

Every unitholder matters and time is running out.

The window to increase the market value of your silver investment is closing.

If you don’t tender your units now, you run the risk of being left with a significant loss on your investment.

Sprott is offering Silver Bullion Trust unitholders a significant premium to the current value of your investment based on trading prices relative to Net Asset Value over the past two years.

Failure to tender to the Sprott offer NOW means you will be left with an investment that has been up to 30% lower than the actual price of the silver you invested in.  Don’t get trapped in an investment that cannot perform as it should!  Increase the market value of your investment today.

ONLY YOU CAN SAVE YOUR SILVER INVESTMENT!

The facts about the problem with your Silver Bullion Trust investment are clear:  Your units have consistently traded at a large discount to Net Asset Value and Silver Bullion Trust’s conflicted trustees advise you to do nothing about it.

The only one who can save your investment is you — no matter how many units you own.

In order for you to benefit from this offer and the immediate value it creates 66 2/3% of issued and outstanding units need to be tendered.   This means the ONLY reason that Sprott may not get to effect this exchange, is that not enough unitholders take a couple of minutes to make the call (or have their investment advisor make the call) to tender their units.

The value proposition that Sprott offers is significant so take advantage now.  No matter how many units you own you NEED to tender today.

YOUR UNITS WILL MAKE A DIFFERENCE!

If you do not tender, your voice will not be heard — and it may impact all the other unitholders who have tendered.  Take the time to make the call and help unlock tens of millions of dollars in value for all Silver Bullion Trust unitholders.   Don’t get handcuffed to a silver investment that has traded up to 30% less than silver!

TAKE TWO MINUTES TO TENDER NOW

It is important you tender your units by September 18, 2015.   You cannot afford to pass up on the significant premium Sprott is offering.

ACT NOW: Call Sprott’s unitholder services agent Kingsdale Shareholder Services immediately at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or e-mail at contactus@kingsdaleshareholder.com.

We have had strong support to date but inaction can cost all unitholders — they need your support.

Each and every unit counts.  Only you tendering your units can ensure you bring change and value to your investment.

We look forward to hearing from you today.

Sincerely,

John Wilson
CEO, Sprott Asset Management

Important Notice

The offer (the “Sprott offer”) by Sprott Asset Management LP (“Sprott”) to purchase the units of Silver Bullion Trust (“SBT”) is subject to conditions.  Full details of the Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the notices of extension and variation dated June 22, 2015, July 7, 2015 and August 4, 2015, the notices of change dated August 18, 2015 and August 28, 2015, the notice of variation dated September 4, 2015, and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offer, Sprott Physical Silver Trust (“PSLV”) has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (a “Registration Statement”), which contains a prospectus relating to the Sprott offer (the “Prospectus”). This document is not a substitute for the Offer Documents, the Prospectus or the Registration Statement. SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SBT, PSLV AND THE SPROTT OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of SBT or PSLV. The Sprott offer is being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.